UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-15168

                                  Ceridian Corporation
(Exact name of registrant as specified in its charter)

3311 E. Old Shakopee Road, Minneapolis, Minnesota 55425
                                       (952) 853-8100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

     Rights to Purchase Class A Junior Participating Preferred Stock, par value $0.01 per share
 (pursuant to the Rights Agreement, dated as of November 6, 2001 and amended as of May 30, 2007)
(Title of each class of securities covered by this Form)

                                                                                         None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:
Common Stock par value $0.01 per share – one (1)
Rights to Purchase Class A Junior Participating Preferred Stock, par value $0.01 per share (pursuant to Rights Agreement dated as of November 6, 2001 and amended as of May 30, 2007) – none.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ceridian Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2007

CERIDIAN CORPORATION

By: /s/ Gary M. Nelson
Name: Gary M. Nelson
Title:	Executive Vice President, Chief
Administrative Officer, General
Counsel and Corporate Secretary